Exhibit 99.1

Nam Tai Property Announces the Appointment of

Yu Chunhua as Executive Director, Legal

Representative and Signatory of Key Subsidiary

New Appointment Reflects the Board of Directors’ Commitment to Adding High-Quality Local

Executives to Leadership Team

December 9, 2021 08:15AM Eastern Standard Time

SHENZHEN, China—(BUSINESS WIRE)—Nam Tai Property Inc. (NYSE: NTP) (“Nam Tai” or the “Company”) today announced that Yu Chunhua has been appointed Executive Director, Legal Representative and Signatory of Nam Tai Investment (Shenzhen) Co., Ltd., effective as of December 1, 2021. Mr. Chunhua previously worked in the ministry of foreign affairs and also held private sector positions in the investment and real estate sectors. He holds a Master of Business Administration from the Columbia Business School.

Michael Cricenti, Nam Tai’s Chairman, commented:

“We are pleased to appoint Yu to these roles and look forward to working with him to deliver value for all of Nam Tai’s stakeholders, including the communities the Company is operating in across mainland China. He brings a wealth of valuable experience in the public and private sectors. Our reconstituted Board of Directors is committed to continuing to identify strong local leaders to add to Nam Tai’s leadership team. Our initial appointments are a step in the right direction.”

FORWARD-LOOKING STATEMENTS

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “might,” “can,” “could,” “will,” “would,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “seek,” or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY

Nam Tai Property Inc. is an owner-operator of commercial real estate projects across China. The Company currently maintains two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company’s portfolio and strategic priorities by visiting www.NamTai.com.

CONTACTS

MKA

Greg Marose / Ashley Areopagita, 646-386-0091

gmarose@mkacomms.com /aareopagita@mkacomms.com